

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 31, 2016

Via E-mail
Gary J.G. Atkinson
Chief Financial Officer
Lpath, Inc.
4025 Sorrento Valley Blvd.
San Diego, California 92121

> **Re:** **Lpath, Inc.**
> **Post-Effective Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 25, 2016**
> **File No. 333-178352**

Dear Mr. Atkinson:

We have reviewed your post-effective amendment and have the following comment. Please respond to this letter by amending your registration statement as requested. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Incorporation of Certain Documents by Reference, page 24

1. Please amend this disclosure to include the Current Report on Form 8-K filed on January 6, 2016 among the documents you are incorporating by reference. Please also include any other filings made prior to effectiveness that must be included pursuant to Item 12 of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scot Foley at (202) 551-3383 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director

cc: Jeff Thacker, Esq.
        Ryan Gunderson, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP